[Vinson & Elkins Letterhead]

October 2, 2006

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and
  Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  BreitBurn Energy Partners L.P.
  Amendment No. 5 to Form S-1
  Filed October 2, 2006
  File No. 333-134049

Dear Mr. Schwall:

        On behalf of BreitBurn Energy Partners L.P. (the "Registrant"), we are filing Amendment No. 5 to the above-referenced Registration Statement.

        If you have any questions or comments regarding this letter or the Registration Statement, please contact Shelley A. Barber of Vinson & Elkins L.L.P. at (212) 237-0022.

Very truly yours,
/s/ SHELLEY A. BARBER Shelley A. Barber
cc:
Mr. Don Delaney
Mr. Karl Hiller
Ms. Donna Levy
Mr. Timothy Levenberg